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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)

                                WCM CAPITAL, INC.
                                -----------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    92924P203
                                   -----------
                                 (CUSIP Number)


                                  ------------
                           76 Beaver Street, Suite 500
                            New York, New York 10005
                                 (212) 344-2828
                                 ---------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 30, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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                                  SCHEDULE 13D

CUSIP NO. 92924P203                             PAGE    1     OF    1    PAGE
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Richard Gladstone and Laurie Gladstone Trust, dated June 7, 2000, Mathew Dollinger and Floyd G. Grossman, Trustee
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          -0-
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          00
          ---------------------------------------------------------------------


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                                   ATTACHMENT

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)      0 shares or 0% of the outstanding Common Stock.

(b)      None

(c) Between on or about June 7th through 29th, 2001, the Reporting Person sold 296,000 shares of Common Stock of the Company. The chart which follows outlines each transaction for the 296,000 shares of Common Stock.

                          EQUITRADE SECURITIES, INC. -
                           SALE OF WCM CAPITAL INC-NEW

    DATE                               SHARES SOLD
    ----                               -----------
June 29, 2001                            4,473
June 29, 2001                            5,000
June 29, 2001                            8,376
June 28, 2001                            10,000
June 22, 2001                            8,000
June 22, 2001                            8,000
June 22, 2001                            4,000
June 27, 2001                            7,000
June 27, 2001                            9,151
June 25, 2001                            8,000
June 25, 2001                            8,000
June 26, 2001                            6,000
June 26, 2001                            8,000
June 21, 2001                            8,000
June 21, 2001                            8,000
June 21, 2001                            4,000
June 13, 2001                            5,000
June 13, 2001                            7,000
June 20, 2001                            8,000
June 20, 2001                            8,000
June 20, 2001                            4,000
June 13, 2001                            8,000
June 18, 2001                            20,000
June 19, 2001                            6,000
June 19, 2001                            7,000
June 15, 2001                            20,000
June 12, 2001                            15,000

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                              SALOMON SMITH BARNEY
                           SALE OF WCM CAPITAL INC-NEW

    DATE                              SHARES SOLD
    ----                              -----------
June 20, 2001                            10,000
June 20, 2001                            5,000
June 19, 2001                            6,200
June 19, 2001                            5,000
June 19, 2001                            2,800
June 15, 2001                            10,000
June 15, 2001                            3,000
June 15, 2001                            1,000
June 18, 2001                            6,000
June 18, 2001                            4,000
June 13, 2001                            9,500
June 14, 2001                            3,000
June 14, 2001                            3,000
June 12, 2001                            5,500

(d)      N/A

(e) On or about June 30, 2001, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: July 6, 2001                    /s/   Matthew Dollinger, Trustee
                                            ------------------------------------
                                             Matthew Dollinger, Trustee

                                       /s/   Floyd G. Grossman, Trustee
                                            ------------------------------------
                                             Floyd G. Grossman, Trustee




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